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                             May 24, 2023

       Ban Siong Ang
       Chief Executive Officer
       Heyu Biological Technology Corp
       Room 1901, Baotuo Building, 617 Sishui Street
       Huli District, Xiamen City,
       Fujian Province, China 361009

                                                        Re: Heyu Biological
Technology Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 000-26731

       Dear Ban Siong Ang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 1. Business, page 1

   1. At the outset of Part I, please prominently disclose that you are not a Chinese operating company but a Nevada
holding company with operations conducted by your subsidiaries.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, have or
 Ban Siong Ang
FirstName  LastNameBan  Siong Ang
Heyu Biological Technology Corp
Comapany
May        NameHeyu Biological Technology Corp
     24, 2023
May 24,
Page 2 2023 Page 2
FirstName LastName
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. 7
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
         Additionally, disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Corporate Structure, page 4

6. For each of your subsidiaries in your organizational chart, please clearly depict where each subsidiary is incorporated. In addition, to the extent that any of the subsidiaries in
 Ban Siong Ang
FirstName  LastNameBan  Siong Ang
Heyu Biological Technology Corp
Comapany
May        NameHeyu Biological Technology Corp
     24, 2023
May 24,
Page 3 2023 Page 3
FirstName LastName
         the organizational chart are not wholly-owned by you, please also update your disclosure to state this clearly and disclose the other owners.
7. We note the inclusion of a chart detailing your corporate structure. Please clarify if your corporate structure includes any variable interest entities or VIEs. To the extent your corporate structure does not contain any variable interest entities, please include an affirmative statement to that effect.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 11

8.       Please revise to address the following:
             Revise to explain in more detail how you generated the revenue you reported and why there is no inventory reported as of the balance sheet date. We note the disclosure on page F-15 and elsewhere in the filing that revenues are
             identified as related party. Please revise to clarify the related party relationship.
             Explain why revenues are not identified as related party on the face of your Statement of Operations in your Form10-Q for the quarterly period ended March 31, 2023.
             Revise your MD&A to disclose your policies for revenue recognition. Specifically clarify when you expect to recognize the customer prepayments for your new medical products and services as revenue.
9.       Revise to address the following:
             Please quantify each of the factors you noted for the increase in expenses.
             Please correct the table as the $27,385 disclosed as Total operating expenses is shown as Cost of revenue on your statement of operations. Break out your Cost of revenue separately, and discuss the changes accordingly.
             At various locations in your document you discuss your research and development activities. Revise to discuss the extent to which such activities meet the criteria for reporting such amounts as research and development expenses under ASC 730, and provide separate quantification of your research and development expenses here as well as on the face of your statement of operations.
Notes to Consolidated Financial Statements
Note 1 - The Company and Significant Accounting Policies, page F-7

10. Please expand your footnotes to discuss your accounting policies for the following areas:
             Revenue Recognition
             Cost of Revenue
             Advances from Customers
General

11. Disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more
 Ban Siong Ang
Heyu Biological Technology Corp
May 24, 2023
Page 4
         detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



FirstName LastNameBan Siong Ang                               Sincerely,
Comapany NameHeyu Biological Technology Corp
                                                              Division of
Corporation Finance
May 24, 2023 Page 4                                           Office of Life
Sciences
FirstName LastName